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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                               800-JR CIGAR, INC.
                           (Name of Subject Company)

                               800-JR CIGAR, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   282491109
                     (CUSIP Number of Class of Securities)

                            ------------------------

                  MICHAEL E. COLLETON, CHIEF FINANCIAL OFFICER
                               800-JR CIGAR, INC.
                               301 ROUTE 10 EAST
                           WHIPPANY, NEW JERSEY 07981
                                 (973)884-9555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                WITH COPIES TO:

                             MORTON A. PIERCE, ESQ.
                              DEWEY BALLANTINE LLP
                          1301 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 259-8000

/ / CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

    NAME AND ADDRESS. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is 800-JR CIGAR, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 301 Route 10 East, Whippany, New Jersey 07981. The telephone number of the principal executive offices of the Company is (973) 884-9555.

    SECURITIES.  The title of the class of equity securities to which this
Schedule 14D-9 relates is the common stock, par value $0.01 per share (the "Shares"), of the Company. As of August 4, 2000, there were 11,862,299 Shares outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

    NAME AND ADDRESS. The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in
Item 1 above.

    TENDER OFFER. This Schedule 14D-9 relates to the tender offer by L&LR, Inc. (the "Parent"), a Delaware corporation, through its wholly owned subsidiary, JRC Acquisition Corp. (the "Purchaser"), a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), dated August 29, 2000, to purchase all outstanding Shares not already owned by Lewis I. Rothman and LaVonda M. Rothman (collectively, the "Rothmans") and the Lewis Irving Rothman 1998 Trust #1 u/a/d November 10, 1998 (together with the Rothmans, the "Parent Stockholders"), at a price of $13.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2000 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 28, 2000 (the "Merger Agreement"), among the Parent, the Purchaser, the Parent Stockholders (for purposes of Section 6.10 thereof only) and the Company. The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or, if applicable, waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger") and the separate corporate existence of the Purchaser will thereupon cease. At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by the Company or the Purchaser or by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive the highest price paid per Share (the "Merger Consideration") pursuant to the Offer. The Merger Agreement was negotiated on behalf of the Company by a special committee of the Board of Directors of the Company composed of John F. Barry, Jr., John Oliva, Sr., and Bernard Rosenblum (the "Special Committee"), all of whom are directors not affiliated with the Parent, the Purchaser, the Parent Stockholders or certain other trusts of which the Rothmans are the trustees (the "Other Rothman Trusts").

    The Schedule TO states that the principal executive offices of the Parent and the Purchaser are located at 301 Route 10 East, Whippany, New Jersey 07981.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Except as described in this Schedule 14D-9 or incorporated herein by reference, to the knowledge of the Company, as of the date of this
Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or
(2) the Parent or the Purchaser or their respective executive officers, directors or affiliates.
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    EQUITY RIGHTS.  If the directors and executive officers of the Company who own Shares tender their Shares in the Offer or their Shares are acquired in the Merger, they will receive the Offer Price for their Shares on the same terms as the other public stockholders. As of August 28, 2000, the directors and executive officers of the Company, other than the Rothmans, beneficially owned in the aggregate 176,900 Shares, including options under the Company's option plans ("Options") to purchase Shares. Pursuant to the Merger Agreement, the Company is required to use its reasonable efforts to ensure that upon the Effective Time each Option shall be cancelled and, in exchange therefor, each holder of such Option shall receive an amount in cash in respect thereof, if any, equal to the product of (i) the excess, if any, of the Merger Consideration over the per share exercise price thereof and (ii) the number of shares subject thereto (such payment to be net of applicable withholding taxes).

    CERTAIN INFORMATION CONCERNING EMPLOYMENT AGREEMENTS AND EXECUTIVE AND DIRECTOR COMPENSATION. Reference is made to the information contained under the captions "Compensation of Directors," "Executive Compensation," and "Report of the Compensation Committee" on pages 6 through 10 of the Company's definitive Proxy Statement dated April 11, 2000, relating to the 2000 annual meeting of stockholders of the Company. The foregoing portions of such Proxy Statement are filed herewith as Exhibit (e)(2) and are incorporated herein by reference.

    COMPENSATION AND INDEMNIFICATION AGREEMENT. The Company has entered into an agreement (the "Compensation and Indemnification Agreement") to provide indemnification for the members of the Special Committee in addition to the indemnification provided for in the Company's Certificate of Incorporation and By-laws and to provide compensation in the amount of $20,000, plus $900 for attendance at each meeting of the Special Committee, to each of the members of the Special Committee for their services rendered in connection with the Offer and the Merger. The Compensation and Indemnification Agreement is filed herewith as Exhibit (e)(3) and is incorporated herein by reference.

    THE MERGER AGREEMENT. A summary of the Merger Agreement is contained in "SPECIAL FACTORS, Section 7--The Merger Agreement" of the Offer to Purchase, which is filed as Exhibit (a)(1)(i) to the Schedule TO and which is being mailed to stockholders together with this Schedule 14D-9. "SPECIAL FACTORS,
Section 7--The Merger Agreement" of the Offer to Purchase is incorporated herein by reference. The summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

    CREDIT AGREEMENT. A summary of the Credit Agreement, dated August 28, 2000, by and among the Parent, the Company and certain subsidiaries of the Company, as co-borrowers, and The Chase Manhattan Bank, Fleet Bank, N.A. and European American Bank (the "Permanent Credit Agreement") is contained under the caption "THE OFFER, Section 10--Source and Amount of Funds" of the Offer to Purchase and is incorporated herein by reference. The summary of the Permanent Credit Agreement is qualified in its entirety by reference to the Credit Agreement, which has been filed herewith as Exhibit (b)(1) and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    RECOMMENDATION. At a meeting held on August 28, 2000, the Board of Directors of the Company (the "Board"), based upon, among other things, the unanimous recommendation of the Special Committee, (i) determined that the Offer and the Merger are fair to and in the best interest of the stockholders of the Company (other than the Parent, the Purchaser, the Parent Stockholders and the Other Rothman Trusts), (ii) resolved to approve the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby and
(iii) recommended acceptance of the Offer, the approval of the Merger, and the approval and adoption of the Merger Agreement by the Company's stockholders (if such approval is required by applicable law).

                                       2
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    THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE
OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    A press release announcing the execution of the Merger Agreement and a letter to the Company's stockholders are filed herewith as Exhibits (a)(1)(vi) and (a)(1)(vii), respectively, and are incorporated herein by reference.

    REASONS. The information contained under the captions "INTRODUCTION," "SPECIAL FACTORS, Section 1--Background of the Offer and the Merger," "SPECIAL FACTORS, Section 3--Recommendation of the Special Committee and the Board of Directors of the Company," "SPECIAL FACTORS, Section 3--Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated," and "SPECIAL FACTORS,
Section 6--Purpose and Structure of the Offer and the Merger" of the Offer to Purchase, describing the nature and the reasons for the recommendations of the Special Committee and the Board of Directors with respect to the Offer, is incorporated herein by reference.

    INTENT TO TENDER. To the knowledge of the Company after reasonable inquiry, all executive officers, directors, affiliates and subsidiaries of the Company, other than the Rothmans, will tender, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than options to acquire Shares). The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    The information contained in "SPECIAL FACTORS, Section 3--Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated" of the Offer to Purchase to the extent describing the engagement of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") as financial advisor to the Special Committee and the compensation to be paid to Merrill Lynch in such capacity, and the information contained in "THE OFFER, Section 14--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

    Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    No transactions in the Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Additionally, the information set forth in "SPECIAL FACTORS, Section 6--Purpose of the Offer and the Merger," and "SPECIAL FACTORS, Section 5--Plans for the Company" of the Offer is incorporated herein by reference.

    Except as set forth in this Schedule 14D-9 with respect to the Offer and the Merger, there are no transactions, resolutions of the Company board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

    The Board has determined that, in the event of a proposal to acquire the Company, any public disclosure with respect to the parties to, and the possible terms of, any such proposal might jeopardize any discussions or negotiations that the Company board might conduct. Accordingly, the Board has instructed management not to disclose publicly the possible terms of any such proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or unless such disclosure is required by law.

ITEM 8.  ADDITIONAL INFORMATION.

    Under Delaware law, if Purchaser becomes the owner of 90% of the outstanding Shares, the Purchaser will be able to effect the Merger without approval of the Company's stockholders. However, if the Purchaser does not become the owner of 90% of the outstanding Shares, a meeting of stockholders will be required to approve the Merger. Because the Purchaser will own a majority of the Shares, the Purchaser will be able to approve the Merger without the affirmative vote of any other stockholder.

ITEM 9.  EXHIBITS.

(a)(1)(i) Offer to Purchase, dated August 29, 2000 (incorporated herein by reference to Exhibit (a)(1)(i) to the Schedule TO of the Purchaser filed on August 29, 2000).*
(a)(1)(ii) Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO of the Purchaser filed on August 29, 2000).*
(a)(1)(iii) Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iii) to the Schedule TO of the Purchaser filed on August 29, 2000).*
(a)(1)(iv)   Letter to Brokers, Dealers and Commercial Banks, Trust
             Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(iv) to the Schedule TO of the Purchaser filed on August 29, 2000).*
(a)(1)(v)    Letter from Brokers, Dealers and Commercial Banks, Trust
             Companies and other Nominees to Clients (incorporated herein by reference to Exhibit (a)(1)(v) to the Schedule TO of the Purchaser filed on August 29, 2000).*
(a)(1)(vi)   Press Release of the Company, dated August 28, 2000
             (incorporated herein by reference to the preliminary
             Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on August 28, 2000).
(a)(1)(vii)  Chief Financial Officer's Letter to Stockholders of the
             Company, dated August 29, 2000.*
(b)(1) Credit Agreement, dated as of August 28, 2000, by and among L&LR, Inc., the Company and its Subsidiaries, the Lenders signatories thereto, The Chase Manhattan Bank, as administrative agent (incorporated herein by reference to Exhibit (b)(2) to the Schedule TO of the Purchaser filed on August 29, 2000).
(c)(1)       Opinion of Merrill Lynch, Pierce, Fenner & Smith
             Incorporated to the Board of Directors of the Company, dated
             August 28, 2000 (included as Schedule I hereto and incorporated herein by reference thereto).*
(e)(1) Agreement and Plan of Merger, dated as of August 28, 2000, among the Parent, the Purchaser, the Parent Stockholders
             (for purposes of Section 6.10 thereof only) and the Company
             (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO of the Purchaser filed on August 29, 2000).
(e)(2)       Pages six through ten of the Company's definitive Proxy
             Statement filed April 11, 2000 (incorporated herein by reference to the definitive Proxy Statement of the Company filed on April 11, 2000).
(e)(3)       Compensation and Indemnification Agreement, dated June 5,
             2000, by and among the Company and each member of the Special Committee.

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*   Included in copies mailed to stockholders of the Company.

                                       4
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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2000

                                                       800-JR CIGAR, INC.

                                                       By:  /s/ MICHAEL E. COLLETON
                                                            -----------------------------------------
                                                            Name: Michael E. Colleton
                                                            Title:  Chief Financial Officer

                                       5
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
                                                                            SCHEDULE I

                                                                            Investment Banking
                                                                            Corporate and Institutional
                                                                            Client Group
                                                                            World Financial Center
                                                                            North Tower
                                                                            New York, New York 10281-1330
                                                                            212 449 1000 Main
                  [LOGO]

                                                                            August 28, 2000

Special Committee of the Board of Directors
800-JR Cigar, Inc.
301 Route 10 East
Whippany, New Jersey 07981

Members of the Special Committee of the Board:

    We understand that 800-JR Cigar, Inc. (the "Company"), L&LR, Inc. (the "Parent"), JRC Acquisition Corp., a newly formed, wholly owned subsidiary of the Parent (the "Purchaser"), Lewis I. Rothman and LaVonda M. Rothman (collectively, the "Rothmans") and the Lewis Irving Rothman 1998 Trust #1 U/A/D November 10, 1998 (the "1998 Trust") have entered into the Agreement and Plan of Merger dated as of August 28, 2000 (the "Agreement") pursuant to which (i) the Purchaser would commence a tender offer (the "Tender Offer") for all of the outstanding shares of the Company's common stock, par value $0.01 per share (the "Company Shares"), for $13.00 per share, net to the seller in cash (the "Consideration") and (ii) the Purchaser would be merged with and into the Company in a merger (the "Merger"), in which each Company Share not acquired in the Tender Offer, other than Company Shares held in treasury or held by the Purchaser or as to which dissenters rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction".

    You have asked us whether, in our opinion, the Consideration to be received by holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to such holders, other than the Parent, the Purchaser, the Rothmans, the 1998 Trust and certain trusts of which the Rothmans are Trustees ("the Other Rothman Trusts").

    In arriving at the opinion set forth below, we have, among other things:

    (1) Reviewed certain publicly available business and financial information relating to the Company which we deemed to be relevant;

    (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to or discussed with us by the Company;

    (3) Conducted discussions with members of senior management and representatives of the Company and the Parent concerning the matters described in clauses 1 and 2 above;

    (4) Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

    (5) Reviewed historical market prices and trading activity for the Company Shares;

    (6) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

    (7) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions which we deemed to be relevant;

    (8) Participated in certain discussions and negotiations among representatives of the Special Committee, the Company and the Parent and their financial and legal advisors;

    (9) Conducted discussions with representatives of the Company and the Parent concerning their solicitation of offers from third parties to acquire the Company and the results thereof;

   (10) Reviewed the Agreement and certain related documents; and

   (11) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

    In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company.

    Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated, and on the information made available to us as of, the date hereof. In connection with the preparation of this opinion, we have not been authorized by the Company or the Special Committee of the Board of Directors to solicit, nor have we solicited, third-party indications of interest for acquisition of all or any part of the Company.

    We are acting as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In addition, in the ordinary course of our business, we may actively trade the Company Shares for our own account and for the accounts of customers and accordingly, may at any time hold a long or short position in such securities.

    This opinion is for the use and benefit of the Special Committee of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender any Company Shares pursuant to the Tender Offer.

    On the basis of, and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Company Shares pursuant to the Transaction is fair from a financial point of view to such holders, other than the Parent, the Purchaser, the Rothmans, the 1998 Trust and the Other Rothman Trusts.

                                        Very truly yours,

                                        /s/ MERRILL LYNCH, PIERCE, FENNER &
                                                   SMITH INCORPORATED

                                        MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                      INCORPORATED